CYBERSPACE VITA, INC.
                                                           122 OCEAN PARK BLVD.
                                                                     SUITE #307
                                                         SANTA MONICA, CA 90405




March 8, 2010

BY EDGAR TRANSMISSION AND BY USPS

William H. Thompson
Branch Chief
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.




            RE:          CYBERPACE VITA, INC.
                         FORM 10-K FOR THE FISCAL
                         YEAR ENDED DECEMBER 31,
                         2008
                         FILED MARCH 16, 2009
                         FORM 10-Q FOR THE
                         QUARTER ENDED
                         SEPTEMBER 30, 2009
                         FILED NOVEMBER 2, 2009
                         FILE NO. 333-141929

Ladies and Gentlemen:

      On behalf of Cyberspace Vita, Inc. (the "Company"), and in response to a verbal discussion with Yolanda Guobadia on February 26, 2010, we hereby submit the Company's amended response to the comment of the staff (the "Staff") of the Securities and Exchange Commission set forth in the Staff's letter, dated December 15, 2009, providing the Staff's comments with respect to the above referenced report(s). This letter supersedes and replaces the Company's prior comment response letter dated January 22, 2010 which was not responsive in all respects to the SEC's December 15, 2009 Comment Letter and contained certain extraneous matter. The prior comment response letter was inaccurate due to a confusion with a response submitted by another company.

      For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. References in this letter to "we", "us" and "our" refer to the Company unless the context indicates otherwise.


    FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

    1. Please obtain and file a revised audit report that is dated in accordance with Auditing Standards Codification Section AU 530. Based on the auditors consent filed in exhibit 23.1, we assume the date of the audit opinion is a typographical error, and that the report date should be February 25, 2009, not February 25, 2008.

    2. Please have your independent auditors revise the opinion paragraph to opine on each of the balance sheets audited and included in the filing. Refer to Auditing Standards Codification Section AU 508.8

      COMPANY RESPONSE:

  The date on the audit report is indeed a typographical error and should read "February 25, 2009". The Company has filed an amended Form 10-K which corrects this error. We have also included a revised audit opinion in the amended Form 10-K.

     MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE F-11

  3. Please revise to provide a statement substantially in the form prescribed by paragraph (a)(4) of Item 308T of Regulation S-K.

    COMPANY RESPONSE:

The Company has included the statement in its amended Form 10-K filed on January 26, 2010.

      SIGNATURES, PAGE 25

  4. Please revise the second signature block to indicate each capacity in which Mr. Alison signs the report. In this regard, please not general instruction D(2)(a) of Form 10-K which requires that the report must be signed on behalf of the registrant by its principal executive officer, principal financial officer, principal financial officer, and by at least a majority of the board of directors or persons performing similar functions.

    COMPANY RESPONSE:

The Company is contemporaneously filing a 2nd Amendment to the Form 10-K which revises the second signature block to indicate all capacities in which Mr. Alison has signed the report.

    FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2009

    EXHIBIT 31 CERTIFICATION

  5. Please revise the signature section to have Mr. Alison also sign in his capacity as principal financial officer. See item 601(b)(31) of Regulation S-K and Exchange Act Rules 13a-14(a) and 15d-14(a) which require a certification for the principal executive and principal financial officer.

      COMPANY RESPONSE:

The Company has filed certifications for both the principal executive and principal financial officers in its Amended Form 10-Q filed on January 26, 2010.

      Please be further advised that the Company acknowledges the following:


  . the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  . the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

                                     Sincerely,

                                     CYBERSPACE VITA, INC.


                                     By:   /s/ Goeffrey Alison
					   -------------------
                                           Geoffrey Alison
                                           Chief Executive Officer